

Filed pursuant to Rule 497(a)
Registration File No. 333-214405

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ANIMATED GIF

STEADFAST COMPANIES
Alcentra
Intends to invest in
middle-market companies
in the U.S. and
Western Europe.
A PROSPECTUS
CAN BE OBTAINED
BY CLICKING HERE

STEADFAST COMPANIES
Alcentra
Sub-advised by
Alcentra, a subsidiary
of BNY Mellon.
A PROSPECTUS
CAN BE OBTAINED
BY CLICKING HERE

STEADFAST COMPANIES
Alcentra
Offering up to
$3 billion in common
stock through a
closed-end fund.
A PROSPECTUS
CAN BE OBTAINED
BY CLICKING HERE

STEADFAST COMPANIES
Alcentra
Steadfast Alcentra
Global Credit Fund
A PROSPECTUS
CAN BE OBTAINED
BY CLICKING HERE

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ANIMATED GIF

  Intends to invest in **middle-market companies** in the U.S. and Western Europe.

A PROSPECTUS CAN BE OBTAINED BY CLICKING HERE

  Sub-advised by Alcentra, a subsidiary of **BNY Mellon.**

A PROSPECTUS CAN BE OBTAINED BY CLICKING HERE

  Offering up to **$3 billion** in common stock through a closed-end fund.

A PROSPECTUS CAN BE OBTAINED BY CLICKING HERE

  **Steadfast Alcentra Global Credit Fund**

A PROSPECTUS CAN BE OBTAINED BY CLICKING HERE